UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

PETROSEARCH ENERGY CORP.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

71675Y100 (CUSIP Number)

April 29, 2005

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 71675Y100	PAGE 2 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Charles L. Barney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 1,538,464 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 1,538,464

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,464
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.50%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 71675Y100	PAGE 3 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CBarney Investments, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 1,076,926 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 1,076,926

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,076,926
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.85%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 71675Y100	PAGE 4 OF 8 PAGES

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Mark X Energy Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Oklahoma

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER -0- 6 SHARED VOTING POWER 461,538 7 SOLE DISPOSITIVE POWER -0- 8 SHARED DISPOSITIVE POWER 461,538

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,538
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.65%
12	TYPE OF REPORTING PERSON CO

CUSIP NO. 71675Y100	PAGE 5 OF 8 PAGES

Item 1.	Item 1(a)	Name of Issuer: Petrosearch Energy Corp. (the “Company”)

	Item 1(b)	Address of Issuer’s Principal Executive Offices: 4801 Woodway Drive, Suite 300E Houston, Texas 77056

Item 2.	Item 2(a)	Name of Persons Filing: Charles L. Barney CBarney Investments, Ltd. Mark X Energy Company

	Item 2(b)	Address or principal business office or, if none, residence: 952 Echo Lane, Suite 364 Houston, Texas 77024

	Item 2(c)	Citizenship: Charles L. Barney is a citizen of the United States. CBarney Investements, Ltd. is a Texas limited partnership. Mark X Energy Company is an Oklahoma corporation.

	Item 2(d)	Title of class of securities: Common Stock

	Item 2(e)	CUSIP No.: 71675Y100

Item 3.	If this statement is filed pursuant to Rule 13d-(b) or Rule 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP NO. 71675Y100	PAGE 6 OF 8 PAGES

Item 4.	Ownership.

	Item 4(a)	Amount beneficially owned: Charles L. Barney – 1,538,464 CBarney Investments, Ltd. – 1,076,926 Mark X Energy Company – 461,538

	Item 4(b)	Percent of class: Charles L. Barney – 5.50% CBarney Investments, Ltd. – 3.85% Mark X Energy Company – 1.65%

The calculation of the percentage of beneficial ownership of the Company’s common stock is based upon 27,966,992 shares outstanding on April 29, 2005, as disclosed by the Company to the filing persons.

	Item 4(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: Charles L. Barney – 0 CBarney Investments, Ltd. – 0 Mark X Energy Company – 0

		(ii)	Shared power to vote or to direct the vote: Charles L. Barney – 1,538,464 CBarney Investments, Ltd. – 1,076,926 Mark X Energy Company – 461,538

		(iii)	Sole power to dispose or to direct the disposition of: Charles L. Barney – 0 CBarney Investments, Ltd. – 0 Mark X Energy Company – 0

		(iv)	Shared power to dispose or to direct the disposition of: Charles L. Barney – 1,538,464 CBarney Investments, Ltd. – 1,076,926 Mark X Energy Company – 461,538

Item 5.

Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of a Group. Not Applicable.

Item 10.	Certifications.

Item 10(a)	Not Applicable.

Item 10(b)	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 71675Y100	PAGE 7 OF 8 PAGES

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Filing is true, complete and correct.

May 3, 2005	/s/ Charles L. Barney
Charles L. Barney, individually

CBARNEY INVESTMENTS, LTD.

	By:	Celby & Company, LLC,
its general partner

		By:	/s/ Charles L. Barney
		Name:	Charles L. Barney
		Title:	Chairman

MARK X ENERGY COMPANY

	By:	/s/ Charles L. Barney
	Name:	Charles L. Barney
	Title:	Chairman